UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025

(Figures expressed in millions of United States dollars – US$ million)

EXECUTIVE SUMMARY

•	Net income attributable to Enel Chile S.A. shareholders reached US$ 352 million as of September 30, 2025, equivalent to a decrease of 21.1% compared to September 30, 2024, mainly due to a lower financial result and a higher depreciation expense in the Generation Segment. On a quarterly basis, net income was US$ 106 million in Q3 2025, equivalent to a decrease of US$ 73 million compared to Q3 2024, mainly resulting from lower energy sales and reduced gas sales, mostly in the Generation Segment.

•	Operating revenues totaled US$ 3,479 million as of September 2025, down 7.8% compared to September 2024, mainly due to lower energy sales, primarily in the Generation Segment. Similarly, during Q3 2025, operating revenues decreased 8.9% to US$ 1,200 million, mainly due to lower energy sales and reduced gas trading.

•	Procurement and service costs totaled US$ 2,158 million as of September 2025, equivalent to a decrease of 13.2% compared to September 2024, largely explained by lower energy purchase costs and transmission expenses, mainly in the Generation Segment. A similar trend was observed during Q3 2025, with a 7.3% reduction in procurement and service costs to US$ 745 million, mainly due to lower energy purchase costs and transmission expenses in the Distribution and Networks Segment, coupled with lower costs for other variable procurement and services and lower transmission expenses in the Generation Segment.

•	As a result of the factors described above, the Company's EBITDA totaled US$ 1,004 million as of September 2025, maintaining the same level recorded in the same period of 2024. During Q3 2025, EBITDA reached US$ 345 million, a decrease of 15.4% compared to Q3 2024.

•	The financial result went from an expense of US$ 113 million as of September 2024 to an expense of US$ 157 million as of September 2025, mainly explained by lower financial income and lower gain on adjustment units. During Q3 2025, the financial result recorded an increase in expenses of US$ 12 million compared to Q3 2024, reaching a total of US$ 73 million, mainly due to higher financial expenses.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

BUSINESS SEGMENT SUMMARY

Generation

•	Net energy generation decreased 9.2% to 16,866 GWh as of September 2025 (-1,718 GWh), mainly due to lower hydroelectric dispatch and lower solar generation, partially offset by higher combined cycle production. During Q3 2025, net generation declined 16.6% (-1,073 GWh) to 5,392 GWh, primarily reflecting lower hydrology in the current year.

•	Physical energy sales decreased 11.1% compared to September 2024, reaching 23,991 GWh (-2,999 GWh) as of September 2025, mainly due to lower sales to regulated customers as a result of contracts expiring at the end of 2024. Similarly, during Q3 2025, physical sales decreased 10.1% (-909 GWh) to total 8,096 GWh, mainly due to lower sales to regulated customers and in the spot market.

•	Operating revenues declined 11.5% to US$ 2,457 million as of September 2025, mainly due to lower energy sales largely related to the aforementioned lower physical sales. Similarly, during Q3 2025, operating revenues decreased 14.3% compared to Q3 2024, reaching US$ 853 million, mainly due to lower energy sales and lower gas sales.

•	Procurement and service costs totaled US$ 1,373 million as of September 2025, equivalent to a 15.4% reduction, mostly explained by lower energy purchases and transmission costs, together with lower costs for other variable procurement and services. Procurement and service costs followed the same trend during Q3 2025, with a 9.4% reduction to a total of US$ 472 million, largely due to lower costs for other variable procurement and services and transmission expenses.

•	As a result of the factors described above, EBITDA for the Generation Segment decreased 9.1% compared to September 2024, totaling US$ 893 million as of September 2025. On a quarterly basis, EBITDA totaled US$ 316 million in Q3 2025, a decrease of 23.1% compared to Q3 2024.

	Cumulative			Quarterly
Physical Data	Sep-25	Sep-24	% Change	Q3 2025	Q3 2024	% Change

Total Sales (GWh)	23,991	26,990	(11.1%)	8,096	9,005	(10.1%)
Total Generation (GWh)	16,866	18,584	(9.2%)	5,392	6,465	(16.6%)

Distribution & Networks

•	Physical sales declined 2.5% compared to September 2024, reaching 10,968 GWh as of September 2025 (-286 GWh), mainly in the residential segment. The same trend was recorded during Q3 2025, with physical sales totaling 3,731 GWh, equivalent to a decrease of 3.0% (-116 GWh) compared to Q3 2024, mainly at the residential customer business.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

•	The number of customers grew by 1.4% at the end of September 2025, reaching a total of 2,183,664 end users, especially in the residential segment. On the other hand, energy losses rose from 5.8% in September 2024 to 6.4% in September 2025.

•	Operating revenues remained stable compared to September 2024, reaching US$ 1,337 million due to lower energy sales, offset by higher revenues from other services and other revenues. During Q3 2025, operating revenues totaled US$ 464 million, 1.8% higher than Q3 2024, as a result of higher income mainly from re-settlements from previous years.

•	Procurement and service costs totaled US$ 1,116 million as of September 2025, equivalent to a 5.2% reduction compared to September 2024, mainly explained by lower energy purchase costs and transmission expenses. Similarly, during Q3 2025, procurement and service costs reached US$ 397 million, equivalent to a decrease of 3.0% compared to Q3 2024, largely due to lower energy purchases.

•	Given the above, EBITDA for the Distribution and Networks Segment reached US$ 125 million as of September 2025, which compares favorably with the US$ 69 million recorded as of September 2024. EBITDA showed a similar trend in Q3 2025, reaching a total of US$ 33 million, equivalent to an increase of US$ 21 million compared to the same period in 2024, as a result of lower operating costs.

	Cumulative			Quarterly
Physical Data	Sep-25	Sep-24	% Change	Q3 2025	Q3 2024	% Change

Total Sales (GWh)	10,968	11,254	(2.5%)	3,731	3,847	(3.0%)
Number of Customers	2,183,664	2,153,129	1.4%	2,183,664	2,153,129	1.4%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

FINANCIAL SUMMARY- ENEL CHILE

The Company's gross financial debt increased by US$ 11 million compared to December 2024, totaling US$ 3,941 million as of September 2025. This variation is explained by the following movements:

-	The disbursement of Enel Chile's committed credit line with Corporación Andina de Fomento (CAF) for a total of US$ 50 million.
-	The repayment of a loan installment from Enel Finance International to Enel Chile for a total of US$ 81 million in June 2025.
-	The repayment of Enel Generación Chile's H and M bonds for US$ 23 million.
-	An increase of US$ 64 million in lease liabilities (IFRS16).

Enel Chile's available liquidity breaks down into the following factors:

-	Cash and cash equivalents : US$ 373 million
-	Committed long-term credit lines available : US$ 640 million

The average cost of debt in September 2025 decreased to 4.8% from 5.0% in December 2024.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile's exchange rate risk hedging policy establishes that there must be a long-term balance between the currency in which each company's cash flows are indexed and the currency in which it borrows. Therefore, to date, the Enel Chile Group has cross currency swap contracts for US$ 203 million and forwards for US$ 670 million.

In order to reduce the volatility of the financial statements due to changes in interest rates, the Enel Chile Group maintains an adequate balance in its debt structure, for which it has interest rate swap contracts for US$ 286 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in January 2022. The balance of these accounts receivable is to be recovered, at the latest, by December 31, 2027.

On December 14, 2020, the National Energy Commission (“CNE” in its Spanish acronym) published Exempt Resolution No. 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

This Resolution also established that payments be calculated using the official price US dollar exchange rate on the sixth working day following the publication of the Coordinator’s Payment Chart rather than the monthly average US dollar exchange rate in force until then.

>	On August 2, 2022, Law No. 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a Customer Protection Mechanism (“MPC” in its Spanish acronym) to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a state guarantee to expire in December 2032.

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

The fund is managed by Chile’s treasury department, Tesorería General de la República. It is to receive a US$ 20 million fiscal contribution every year until its expiration date set at December 31, 2032, in addition to the US$ 15 million contribution made in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law No. 21,185 is subject to this new mechanism created by Law No. 21,472.

On March 14, 2023, the National Energy Commission published Exempt Resolution 86 that establishes technical provisions regarding the implementation of Law No. 21,472. On August 9, 2023, the CNE issued Exempt Resolution No. 334 that amends and restates the text of Exempt Resolution No. 86 indicating, among other issues, certain provisions, procedures, terms and conditions to adequately implement such Law.

The US$ 1.8 billion regulated customer accounts receivable limit established by Law No. 21,472 was reached in February 2024.

>	On April 30, 2024, Law No. 21,667 was enacted in Chile and, among other things, establishes the following:

-	Tariffs for regulated customers are allowed to gradually increase reflecting the real costs of energy and capacity and consequently putting an end to the accumulation of debt by power generators.

-	Power generators are to recover the balance of debt they accumulated under price stabilization mechanisms PEC and MPC established by Law No. 21,185 and Law No. 21,472, respectively.

-	An additional US$ 5,500 million is added to the MPC fund, of which US$ 3,700 million will have a 30% state guarantee. It is to be repaid, at the latest, by December 31, 2035.

-	Most vulnerable customers are to benefit from an electricity subsidy to cover tariff increases.

On the other hand, customers with a monthly consumption of more than 350 kWh/month pay the real price of energy and capacity as of the publication of the average node price decree corresponding to the first semester of 2024 plus an additional charge (MPC charge) that will allow the debt accumulated by the PEC and MPC to be retired. In turn, customers with consumption less than or equal to 350 kWh/month pay the real price of energy and capacity as of the publication of the decree corresponding to the second half of 2024 and, as of the decree for the first half of 2025, the MPC charge is added.

>	On October 14, 2025, the National Energy Commission (CNE) issued Exempt Resolution No. 633, which corresponds to the approval of the “Preliminary Technical Report for Setting Average Node Prices for the National Electric System, corresponding to the first half of 2026,” hereinafter “ITP.” Among other aspects, this document includes a correction of a methodological inconsistency of the CNE, relating to the consideration of the inflationary effect when applying the CPI variation and, jointly, the use of the current interest rate for non-adjustable transactions in national currency, all of this as of the entry into force of Executive Order No. 7T of 2024, issued by the Ministry of Energy, and subsequently, in the successive setting of Average Node Prices for electricity supplies, as referred to in Article 158 of the General Law on Electrical Services.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

The deadline for submitting comments on the aforementioned ITP was October 24 of this year.

As of the date of issuance of these consolidated financial statements, the Company is evaluating the potential implications of this potential change in the methodology identified by the CNE, pending the Final Technical Report for the Setting of Node Prices.

Change of functional currency and reporting currency:

>	Effective January 1, 2025, Enel Chile changed its functional currency from Chilean pesos to United States dollars, as the US currency became the currency that significantly influences the economic environment in which the Company operates. The analysis that determined the change in functional currency was completed during the last quarter of the previous year and was disclosed in Enel Chile's consolidated financial statements as of December 31, 2024.

This change in functional currency was mainly due to the fact that, also on January 1, 2025, its subsidiary Enel Generación Chile changed its functional currency from Chilean pesos to US dollars. This was mainly due to the fact that, as of 2025, the main source of income of said subsidiary will originate from the group of free customer contracts, which, considering the billing and collection cycles, give rise to substantially lower exposure to exchange rate fluctuations compared to the group of regulated customers, which require a much longer time to complete the collection process. The group of regulated customer contracts represented the Company's main source of income until fiscal year 2024.

Thus, considering the relevance of the generation segment for the Group, Enel Chile's main source of income, i.e., dividends from its subsidiaries, will have a consistent determination basis in United States dollars.

It is important to note that, until the end of 2024, the Company maintained certain operations defined as cash flow hedges, which covered the exchange rate risk of a portion of Enel Generación Chile's revenues directly linked to the evolution of the US dollar, which were managed by obtaining financing in the latter currency and derivative contracts. Considering the planned change in functional currency for Enel Generación Chile, the accounting hedges described above ceased to be effective and, therefore, due to the change in the risk management objective, were discontinued prospectively.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

The cumulative amount in cash flow hedge reserves related to revenues directly linked to the performance of the US dollar amounted to Ch$ 620,164 million (~US$ 657 million) before taxes. This amount was fully recognized as lower revenues at the end of fiscal year 2024.

Enel Chile also changed the reporting currency of its consolidated financial statements, adopting US dollars as of 2025. The change in reporting currency was accounted for as a change in accounting policy and applied retrospectively, as if the new reporting currency had always been the reporting currency of the consolidated financial statements.

For further information, see note No. 3 to Enel Chile's consolidated financial statements as of September 30, 2025.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

We carry out the generation business in Chile through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereafter EGP Chile) which combined, have a total 8,902 MW1 net installed capacity as of September 30, 2025. Generation assets are diversified, and focus on renewable energy, which represents 78%2 of the Enel Chile’s total net installed capacity. A total of 3,665 MW comes from hydroelectric power plants, 1,965 MW from thermal power plants that operate using gas or fuel oil, 2,083 MW from solar power plants, 903 MW from wind farms, 83 MW from geothermal power plants, and 203 MW from energy storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended September 30, 2025, and 2024:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Sep-25	Sep-24	% Change	Q3 2025	Q3 2024	% Change	Sep-25	Sep-24

Sistema Eléctrico Nacional (SEN)	23,991	26,990	(11.1%)	8,096	9,005	(10.1%)	40.0%	44.7%

Distribution & Networks segment

The Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area distributing electricity to 33 counties of the Metropolitan Region.

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended September 30, 2025, and 2024:

	Energy Sales						Energy Losses
(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Sep-25	Sep-24	% Change	Q3 2025	Q3 2024	% Change	Sep-25	Sep-24

Distribution & Networks Business	10,968	11,254	(2.5%)	3,731	3,847	(3.0%)	6.4%	5.8%

1 Includes an additional 33 MW net capacity during the first nine months of 2025. Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

2 Refers to Renewables + BESS (Battery Energy Storage System).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

Other Information	Sep-25	Sep-24	% Change

Number of Customers	2,183,664	2,153,129	1.4%
Customers/Employees	4,051	3,873	4.6%

The following chart presents electricity sales revenue per business segment and customer type on a cumulative basis as of September 30, 2025, and 2024:

	Cumulative Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24

Generation:	2,157	2,486	(345)	(355)	1,812	2,131
Regulated customers	807	1,224	(341)	(355)	466	869
Non regulated customers	1,099	1,092	-	-	1,099	1,092
Spot market	251	170	(4)	-	247	170
Distribution & Networks:	1,280	1,301	(16)	(16)	1,264	1,285
Residential	697	698	-	-	697	698
Commercial	348	365	-	-	348	365
Industrial	93	98	-	-	93	98
Other	142	140	(16)	(16)	126	124
Less: Consolidation adjustments	(361)	(371)	-	-	-	-

Total Energy Sales	3,076	3,416	(361)	(371)	3,076	3,416

Millions of US Dollars variation in US$ and %	(340)	(9.95%)	-	-	(340)	(9.95%)

The following chart presents electricity sales revenue per business segment and customer type on a quarterly basis as of September 30, 2025, and 2024:

	Quarterly Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Q3 2025	Q3 2024	Q3 2025	Q3 2024	Q3 2025	Q3 2024

Generation:	735	859	(131)	(139)	604	720
Regulated customers	285	441	(127)	(139)	158	302
Non regulated customers	354	387	-	-	354	387
Spot market	96	31	(4)	-	92	31
Distribution & Networks:	451	477	(6)	(6)	445	471
Residential	257	270	-	-	257	270
Commercial	111	125	-	-	111	125
Industrial	30	34	-	-	30	34
Other	53	48	(6)	(6)	47	42
Less: Consolidation adjustments	(137)	(145)	-	-	-	-

Total Energy sales	1,049	1,191	(137)	(145)	1,049	1,191

Millions of US Dollars variation in US$ and %	(142)	(11.92%)	-	-	(142)	(11.92%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

As of September 30, 2025, net income attributable to Enel Chile shareholders reached a profit of US$ 352 million, representing a decrease of US$94 million, or 21.1%, compared to the same period last year, mainly due to a lower financial result and a higher depreciation charge in the Generation Segment. Regarding Q3 2025, net income attributable to Enel Chile shareholders recorded a profit of US$ 106 million, representing a decrease of US$ 73 million compared to the profit of US$ 180 million obtained in Q3 2024. This was primarily due to lower energy sales and reduced gas sales, mainly in the Generation Segment.

The following chart compares the cumulative and quarterly figures of each item of the income statement as of September 30, 2025, and 2024:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Figures in US$ Million)	Sep-25	Jun-24 (1)	Change	% Change	Q3 2025	Q3 2024	Change	% Change

REVENUES	3,479	3,775	(296)	(7.8%)	1,200	1,318	(117)	(8.9%)
Sales (2)	3,373	3,711	(339)	(9.1%)	1,145	1,292	(147)	(11.4%)
Other operating revenues	107	64	43	68.0%	55	25	30	119.1%
PROCUREMENT AND SERVICES	(2,158)	(2,487)	329	(13.2%)	(745)	(804)	59	(7.3%)
Energy purchases (2)	(1,363)	(1,609)	247	(15.3%)	(470)	(489)	19	(3.9%)
Fuel consumption	(319)	(301)	(18)	5.9%	(104)	(74)	(30)	40.6%
Transportation expenses	(236)	(308)	71	(23.2%)	(85)	(120)	35	(29.1%)
Other variable procurement and service cost	(240)	(269)	29	(10.8%)	(86)	(121)	35	(29.2%)
CONTRIBUTION MARGIN	1,321	1,288	34	2.6%	455	513	(58)	(11.4%)
Other work performed by entity and capitalized	25	28	(3)	(10.1%)	8	9	(0)	(1.3%)
Employee benefits expense	(134)	(130)	(4)	3.2%	(44)	(42)	(1)	2.4%
Other fixed operating expenses	(209)	(181)	(27)	15.2%	(75)	(72)	(3)	4.7%
GROSS OPERATING INCOME(EBITDA)	1,004	1,005	(1)	(0.1%)	345	408	(63)	(15.4%)
Depreciation and amortization	(275)	(238)	(37)	15.7%	(100)	(83)	(17)	20.9%
Impairment loss (Reversal)	(35)	-	(35)	n/a	(6)	-	(6)	n/a
Impairment loss (Reversal) for applying IFRS 9	(28)	(16)	(12)	74.0%	(10)	(4)	(5)	120.2%
OPERATING INCOME(EBIT)	666	751	(85)	(11.4%)	229	320	(92)	(28.6%)
FINANCIAL RESULT	(157)	(113)	(44)	38.9%	(73)	(61)	(12)	19.0%
Financial income	40	66	(26)	(39.9%)	12	10	2	15.7%
Financial expenses	(197)	(185)	(11)	6.1%	(67)	(58)	(8)	14.3%
Gain (Loss) for indexed assets and liabilities	11	23	(13)	(54.0%)	(0)	2	(2)	(107.8%)
Foreign currency exchange differences, net	(11)	(17)	6	(36.7%)	(18)	(16)	(3)	16.3%
OTHER NON-OPERATING RESULTS	12	7	6	80.6%	6	5	1	23.3%
Share of profit (loss) of associates accounted for using the equity method	10	7	3	42.2%	3	5	(1)	(24.2%)
Other earnings	2	(0)	3	n/a	2	0	2	n/a

NET INCOME BEFORE TAXES	521	645	(124)	(19.2%)	161	263	(102)	(38.8%)
Income Tax	(137)	(156)	20	(12.6%)	(44)	(66)	23	(34.2%)

NET INCOME	385	489	(104)	(21.3%)	117	197	(79)	(40.4%)
Shareholders of the parent company	352	446	(94)	(21.1%)	106	180	(73)	(40.9%)
Non-controlling interest	33	43	(10)	(23.1%)	11	17	(6)	(36.6%)

Earning per share(US$ /share) (3)	0.0051	0.0064	(0.0014)	(21.1%)	0.0015	0.0026	(0.00)	(40.9%)

(1) Enel Chile changed its functional currency as of 2025 and the reporting currency of its consolidated financial statements from Chilean pesos to United States dollars. In this context, the results for the quarter ended September 30, 2024 have been translated into U.S. dollars using the average exchange rate applicable to that period ($ 965.14 CLP/US$). For more information refer to note 3 to the consolidated financial statements of Enel Chile as of September 30, 2025.
(2) The consolidated income statement as of September 30, 2024 includes a reclasification between two items of operating income, which involved a decrease in revenue from ordinary activities and an increase in expenses for raw materials and consumables used, for a total amount of US$ 31.7 million.
(3) As of September 30, 2025 and September 30, 2024 the average number of paid and subscribed shares was 69,166,557,219.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

EBITDA

Enel Chile's consolidated EBITDA as of September 30, 2025, reached US$ 1,004 million, maintaining the level recorded in the same period of 2024. Lower energy sales, mainly in the Generation Segment, were offset by lower operating costs for energy purchases and transmission expenses.

During Q3 2025, consolidated EBITDA reached US$ 345 million, representing a decrease of US$ 63 million compared to Q3 2024, mainly due to lower energy sales and lower gas sales, mainly in the Generation Segment.

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment on a cumulative and quarterly basis as of September 30, 2025, and 2024, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in US$ Million)	Sep-25	Sep-24	Change	% Change	Q3 2025	Q3 2024	Change	% Change

Generation business revenues	2,457	2,774	(318)	(11.5%)	853	995	(142)	(14.3%)
Distribution & Networks business revenues	1,337	1,338	(2)	(0.1%)	464	456	8	1.8%
Less: consolidation adjustments and other activities	(314)	(338)	24	(7.0%)	(117)	(133)	16	(12.3%)
Total Consolidated Revenues	3,479	3,775	(296)	(7.8%)	1,200	1,318	(117)	(8.9%)

Generation business costs	(1,373)	(1,623)	249	(15.4%)	(472)	(521)	49	(9.4%)
Distribution & Networks business costs	(1,116)	(1,177)	62	(5.2%)	(397)	(409)	12	(3.0%)
Less: consolidation adjustments and other activities	331	313	18	5.8%	123	125	(2)	(1.9%)
Total Consolidated Procurement and Services Costs	(2,158)	(2,487)	329	(13.2%)	(745)	(804)	59	(7.3%)

Personnel Expenses	(50)	(41)	(8)	19.6%	(16)	(14)	(2)	15.9%
Other expenses by nature	(141)	(128)	(13)	10.6%	(49)	(49)	0	(0.4%)
Total Generation business	(191)	(169)	(22)	12.8%	(65)	(63)	(2)	3.2%
Personnel Expenses	(20)	(24)	4	(16.8%)	(5)	(8)	3	(36.2%)
Other expenses by nature	(76)	(68)	(8)	11.5%	(30)	(27)	(3)	10.3%
Total Distribution & Networks business	(96)	(92)	(4)	4.1%	(35)	(35)	0	(0.3%)
Less: consolidation adjustments and other activities	(31)	(22)	(9)	41.6%	(11)	(8)	(3)	33.0%

EBITDA, by business segment
Generation business EBITDA	893	983	(90)	(9.1%)	316	411	(95)	(23.1%)
Distribution & Networks business EBITDA	125	69	56	81.7%	33	12	21	168.8%
Less: consolidation adjustments and other activities	(14)	(47)	33	(69.6%)	(4)	(16)	11	(73.0%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	1,004	1,005	(1)	(0.1%)	345	408	(63)	(15.4%)

Generation business EBITDA

EBITDA for our Generation Segment as of September 30, 2025, reached US$ 893 million, representing a decrease of US$90 million, equivalent to a decrease of 9.1%, compared to the same period in 2024. In terms of results for Q3 2025, EBITDA for this segment decreased US$ 95 million compared to the same quarter of the previous year.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

The main variables that explain this result are described below:

▪	Operating revenues as of September 30, 2025, reached US$ 2,457 million, representing a decrease of US$ 318 million, or 11.5% lower than the same period last year, which is mainly explained by the following:

>	Lower revenues from energy sales of US$ 330 million, mainly explained by: (i) lower physical sales of US$ 281 million, corresponding to (-2,999 GWh), explained by lower physical sales to regulated customers (-2,631 GWh), lower physical sales in the spot market (-375 GWh) and higher physical sales to free customers (+7 GWh); and (ii) a negative effect of US$ 137 million caused by lower average sales prices. This was offset by lower losses on exchange rate hedges of US$ 83 million.

>	Lower other sales of US$ 17 million, explained by a decrease in revenues from gas trading activities.

This was partially offset by:

>	Higher other operating revenues of US$ 26 million, mainly explained by (i) higher insurance income of US$ 37 million; and (ii) lower additional income of US$ 12 million, generated by an optimization of commercial terms considered in contracts with energy suppliers in 2024.

In Q3 2025, Operating revenues reached US$ 853 million, representing a decrease of US$ 142 million compared to the same quarter of the previous year. The variation is mainly due to:

>	Lower revenues from energy sales of US$ 123 million, due to (i) lower physical sales of US$ 91 million, corresponding to (-909 GWh), explained by lower physical sales to regulated customers (-840 GWh), lower physical sales in the spot market (-148 GWh) and higher sales to free customers (+79 GWh); and by (ii) a negative effect of US$ 65 million due to lower average sales price. This was offset by lower exchange rate hedging losses of US$ 27 million.

>	Lower other sales of US$ 46 million, explained by a decrease in revenues from gas trading activities.

This was partially offset by:

>	Higher other operating revenues of US$ 26 million, explained by (i) higher insurance income of US$ 34 million; and (ii) higher income from commodity derivatives of US$ 4 million. This was partially offset by lower additional revenues of US$ 12 million, resulting from an optimization of commercial terms considered in contracts with energy suppliers in 2024.

▪  Operating costs as of September 30, 2025, amounted to US$ 1,373 million, a decrease of US$ 249 million, or 15.4% lower than in the same period of 2024, which is mainly explained by:

>	Lower energy purchases of US$ 167 million, which are mainly explained by lower physical purchases, equivalent to (-1,280 GWh).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

>	Lower transmission expenses of US$ 57 million, mainly explained by: (i) lower regasification and gas transportation costs of US$ 32 million; and (ii) lower toll expenses of US$ 20 million.

>	Lower other procurement and service costs of US$ 43 million, explained by (i) a lower cost of sales in gas trading of US$ 30 million; (ii) a lower cost of commodity hedging derivatives of US$ 7 million; and (iii) a lower thermal emissions tax expense of US$ 9 million.

The above, partially offset by:

>	Higher fuel consumption costs of US$ 18 million, explained by: (i) higher gas consumption of US$ 25 million; and (ii) higher oil consumption of US$ 2 million. This was partially offset by lower commodity hedging costs of US$ 9 million.

During Q3 2025, Operating costs amounted to US$ 472 million, which represents a decrease of US$ 49 million compared to the same quarter of last year. This variation is mainly explained by:

>	Lower other variable procurement and services of US$ 43 million, mainly explained by: (i) a lower cost of sales in gas trading for US$ 40 million; and (ii) a lower cost for commodity hedging derivatives of US$ 6 million. This was partially offset by a higher thermal emissions tax expense of US$ 2 million.

>	Lower transmission expenses of US$ 30 million, explained by: (i) lower regasification and gas transportation costs of US$ 16 million; and (ii) lower toll expenses of US$ 10 million.

>	Lower energy purchases of US$ 6 million, mainly due to lower average purchase prices.

The above, partially offset by:

>	Higher fuel consumption costs of US$ 30 million, explained by (i) higher gas consumption of US$ 32 million, offset by (ii) a lower cost for commodity hedging operations of US$ 2 million.

▪  Personnel Expenses (net of work for fixed assets) reached US$ 50 million as of September 30, 2025, increasing by US$ 8 million compared to the same period of 2024 and is mainly explained by: (i) a non-recurring expense for incentives granted to workers linked to early retirement plans for US$ 5 million; and (ii) by a lower activation of labor in projects for US$ 4 million.

For Q3 2025, Personnel expenses (net of work for fixed assets) increased by US$ 3 million, mainly due to a lower activation of project labor for US$ 2 million.

▪	Other expenses by nature as of September 30, 2025, amounted to US$ 141 million, increasing by US$ 13 million compared to September 2024, mainly due to: (i) higher maintenance and repair services expense of US$ 6 million; (ii) higher technical and administration services expense of US$ 3 million; and (iii) higher insurance premiums cost of US$ 2 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

In Q3 2025, Other expenses by nature amounted to US$ 49 million, similar figure when compared to Q3 2024.

Distribution & Networks business EBITDA

EBITDA of our Distribution and Networks Segment reached US$ 125 million for the period ended September 30, 2025, which represents an increase of US$ 56 million, compared to September 2024. Regarding Q3 2024 results, EBITDA for this segment increased US$ 21 million, compared to the same quarter of 2024.

The main variables that explain this result are described below:

▪  Operating revenues reached US$ 1,337 million as of September 30, 2025, maintaining a similar level when compared to the same period of 2024, mainly explained by:

>	Lower revenues from energy sales of US$ 23 million, mostly owing to lower physical sales of energy (-285 GWh), mainly in the residential segment, which was primarily offset by a higher average sales price and revenues from re-settlements of previous years.

The above, partially offset by:

>	Higher other operating revenues of US$ 16 million, mainly explained by (i) higher insurance revenues of US$ 13 million, and (ii) higher income from recovery of unregistered consumption of US$ 3 million.

>	Higher other services provided of US$ 6 million, mainly explained by increased services provided for the construction of connections and public lighting.

Operating revenues for Q3 2025 reached US$ 464 million, which represents an increase of US$ 8 million, equivalent to 1.8%, compared to the same quarter of 2024, mainly explained by:

>	Higher energy sales revenues of US$ 4 million, mainly explained by higher revenues from re-settlements from previous years.

>	Higher other operating revenues of US$ 4 million, mainly explained by higher income from recovery of unregistered consumption for US$ 4 million.

▪  Operating costs as of September 30, 2025, amounted to US$ 1,116 million, which represents a decrease of US$ 62 million compared to September 2024, equivalent to a 5.2% decrease, which is explained by:

>	Lower energy purchases of US$ 53 million, primarily due to a lower physical purchase of energy (-202 GWh).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

>	Lower transmission expenses of US$ 10 million, mainly explained by lower costs for zonal transmission tolls.

During Q3 2025, Operating costs amounted to US$ 397 million, decreasing by US$ 12 million compared to Q3 2024. This variation is mainly explained by:

>	Lower energy purchase costs of US$ 15 million, mainly due to a lower average purchase price.

>	Lower transmission expenses of US$ 2 million, mainly explained by lower costs for zonal transmission tolls.

The above was partially offset by:

>	Higher other procurement and services costs of US$ 5 million, mainly explained by higher SEC fines of US$ 4 million.

▪	Personnel Expenses (net of work for fixed assets) amounted to US$ 20 million as of September 30, 2025, which represents a decrease of US$ 4 million compared to September 2024, mainly as a result of: (i) a lower expense of US$ 5 million for payment of the collective bargaining bonus in 2024; (ii) a lower expense for payment of the annual bonus of US$ 1 million; and (iii) a higher activation of personnel expenses for investment projects of US$ 1 million. This was partially offset by a higher non-recurring expense of US$ 4 million for incentives granted to workers linked to early retirement plans.

Personnel Expenses (net of work for fixed assets) amounted to US$ 5 million as of Q3 2025, decreasing US$ 3 million compared to Q3 2024, mainly explained by a higher activation of personnel expenses for investment projects for US$ 2 million.

▪	Other expenses by nature reached US$ 76 million as of September 30, 2025, which represents an increase of US$ 8 million compared to the same period of the previous year, mainly accounted for by: (i) higher expenses related to the Winter Plan for US$ 5 million; and (ii) higher operation and maintenance costs for US$ 4 million.

In relation to Q3 2025, these expenses reached US$ 30 million, increasing US$ 3 million compared to Q3 2024, explained by: (i) higher Winter Plan expenses of US$ 2 million; and (ii) higher operation and maintenance costs of US$ 6 million. This was offset by lower maintenance and repair services of US$ 4 million.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment in cumulative and quarterly terms as of September 30, 2025, and 2024:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

	Cumulative Figures (Figures in US$ million)
	Sep-25			Sep-24
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	893	(259)	634	983	(192)	791
Distribution & Networks business	125	(72)	53	69	(58)	11
Less: consolidation adjustments and other activities	(14)	(7)	(21)	(47)	(3)	(50)

TOTAL ENEL CHILE CONSOLIDATED	1,004	(338)	666	1,005	(253)	751

	Quarterly Figures (Figures in US$ million)
	Q3 2025			Q3 2024
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	316	(89)	228	411	(68)	344
Distribution & Networks business	33	(25)	8	12	(18)	(6)
Less: consolidation adjustments and other activities	(4)	(3)	(7)	(16)	(1)	(17)

TOTAL ENEL CHILE CONSOLIDATED	345	(116)	229	408	(88)	320

Depreciation, amortization and impairment amounted to US$ 338 million for the period ended September 30, 2025, increasing US$ 85 million compared to September 2024. This variation is explained by:

>	Higher depreciation and amortization expense of US$ 38 million, mainly explained by the commissioning of new renewable energy plants after the end of the third quarter of 2024.

>	Higher impairment loss on Property, Plant and Equipment of US$ 35 million, related to the Las Salinas expansion project. This loss arises from a reassessment of the expected profitability of the project.

>	Higher impairment loss on accounts receivable of US$ 12 million, mainly from the Distribution and Networks Segment, mainly due to a higher expected credit loss associated with residential customers.

Regarding Q3 2025, depreciation, amortization and impairment amounted to US$ 116 million, for the period ended September 30, 2025, increasing US$ 29 million compared to September 2024, which is mainly explained by: (i) higher depreciation and amortization expense of US$ 15 million, mainly in the Generation Segment due to the commissioning of new generation units; (ii) higher impairment loss on Property, plant and equipment of US$ 6 million, in the Generation Segment, related to the Las Salinas expansion project; and (iii) higher impairment loss on accounts receivable of US$ 5 million, mainly in the Distribution and Networks Segment.

NON-OPERATING INCOME

The following chart presents Enel Chile’s cumulative and quarterly consolidated non-operating income as of September 30, 2025, and 2024:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in US$ million)	Sep-25	Sep-24	Change	% Change	Q3 2025	Q3 2024	Change	% Change

Financial income	40	66	(26)	(39.9%)	12	10	2	15.7%
Financial expenses	(197)	(185)	(11)	6.1%	(67)	(58)	(8)	14.3%
Foreign currency exchange differences, net	(11)	(17)	6	(36.7%)	(18)	(16)	(3)	16.3%
Gain (Loss) for indexed assets and liabilities	11	23	(13)	(54.0%)	(0)	2	(2)	(107.8%)
FINANCIAL RESULT	(157)	(113)	(44)	38.9%	(73)	(61)	(12)	19.0%

Other earnings	2	(0)	3	n/a	2	0	2	n/a
Share of profit (loss) of associates accounted for using the equity method	10	7	3	42.2%	3	5	(1)	(24.2%)
OTHER NON-OPERATING RESULTS	12	7	6	80.6%	6	5	1	23.3%

NET INCOME BEFORE TAXES	521	645	(124)	(19.2%)	161	263	(102)	(38.8%)
Income Tax	(137)	(156)	20	(12.6%)	(44)	(66)	23	(34.2%)

NET INCOME OF THE PERIOD	385	489	(104)	(21.3%)	117	197	(79)	(40.4%)
Attributable to Shareholders of the parent company	352	446	(94)	(21.1%)	106	180	(73)	(40.9%)
Attributable to Non-controlling interest	33	43	(10)	(23.1%)	11	17	(6)	(36.6%)

Financial Result

Enel Chile's consolidated financial result recorded a loss of US$ 157 million in cumulative terms as of September 30, 2025, which represents a negative variation of U$ 44 million compared to the expense of US$ 113 million obtained as of September 2024. Regarding Q3 2025, the financial result recorded an expense of US$ 73 million, 19.0% higher than the expense reached in Q3 2024.

Main variables that explain this result are described below:

Lower financial income of US$ 26 million, mainly explained by: (i) lower interest generated by accounts receivable from electricity distribution companies for US$ 15 million, as a result of postponements in the date of issuance of the corresponding tariff decrees ; (ii) lower income from temporary investments in fixed income instruments for US$ 8 million; (iii) lower financial income resulting from interest generated by the application of Law No. 21,185 on tariff stabilization for US$ 1 million; and (iv) lower financial income from agreements with customers for US$ 1 million.

During Q3 2025, financial income increased US$ 2 million compared to the same quarter of last year, mainly due to higher interest generated by accounts receivable from electricity distribution companies for US$ 2 million, as a result of postponements in the date of issuance of the corresponding tariff decrees.

Higher financial expenses of US$ 11 million, mainly explained by lower interest capitalizations of US$ 61 million, mainly in the Generation Segment due to the start-up of the Los Cóndores power plant during the first quarter of 2025. This was partially offset by: (i) lower financial expenses of US$ 11 million, related to losses on sales of finance lease receivables recorded during the first quarter of 2024 and related to electric mobility projects; (ii) lower financial expenses with related companies of US$ 30 million, due to lower debt with Enel Finance International (EFI); (iii) lower financial costs due to agreements to optimize the payment schedule with suppliers for US$ 6 million, and (iv) lower financial expenses of US$ 6 million, resulting from lower average outstanding financial debt during the third quarter of 2025 compared to the same period in 2024, mainly due to a bond payment made by Enel Generación Chile in April 2024 for US$ 400 million.

During Q3 2025, financial expenses increased US$ 8 million compared to the same quarter of last year, mainly explained by: (i) lower interest capitalizations for US$ 19 million, mainly in the Generation Segment, due to the start-up of the Los Cóndores power plant during the first quarter of 2025 and (ii) higher financial costs due to payment schedule optimization agreements with suppliers for US$ 7 million. The above, partially offset by lower financial expenses with related companies for US$ 16 million, due to lower debt with Enel Finance International (EFI).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

Lower exchange rate difference loss of US$ 6 million, mainly due to higher positive foreign exchange differences in trade accounts receivable and accounts receivable from related entities of US$ 139 million, both effects mainly as a consequence of the change of functional currency of Enel Chile and Enel Generación Chile. The above, partially offset by higher negative foreign exchange losses on trade accounts payable and accounts payable to related entities of US$ 119 million, both effects mainly as a consequence of the change in functional currency of Enel Chile and Enel Generación Chile, and higher negative exchange rate differences on net financial debt and derivative instruments of US$ 14 million.

During Q3 2025, exchange rate differences recorded a greater loss of US$ 3 million compared to the same quarter of the previous year, mainly explained by higher losses on negative exchange rate differences in trade payables and accounts payable to related entities of US$ 293 million and higher negative exchange rate differences on net financial debt and derivative instruments of US$ 65 million. This was largely offset by higher positive exchange rate differences on trade accounts receivable and accounts receivable from related entities of US$ 355 million, both effects mainly as a result of the change in the functional currency of Enel Chile and Enel Generación Chile.

Lower income from indexation of US$ 13 million, mainly explained by: (i) lower income from restatement of trade accounts receivable of US$ 10 million; (ii) lower income from restatement of tax assets of US$ 6 million; and (iii) higher losses from restatement of trade accounts payable of US$ 2 million. This was partially offset by higher income from adjustments to other non-financial assets of US$ 6 million.

During Q3 2025, the result from indexation had a lower gain of US$ 2 million compared to Q3 2024, mainly explained by a lower income from the restatement of tax assets of US$ 6 million. This was offset by higher income from the readjustment of financial assets of US$ 4 million.

Corporate income tax

Corporate income tax reached an expense of US$ 137 million for the period ended September 30, 2025, which represents a lower expense of US$ 20 million compared to the same period of the previous year. This variation is mainly explained by a lower tax expense of US$ 35 million due to the lower profits of the Company, which was partially offset by a higher tax expense of US$ 16 million, due to the elimination of the price-level restatement in Enel Chile, Enel Generación Chile and Empresa Eléctrica Pehuenche, due to the change in accounting currency for tax purposes of these companies, from Chilean pesos to United States dollars, as of 2025.

Regarding Q3 2025, Corporate income tax reached an expense of US$ 44 million, which represents a lower expense of US$ 23 million compared to the same quarter last year. This variation is mainly explained by a lower tax expense of US$ 28 million due to lower profits of the Company, which was partially offset by a higher tax expense of US$ 5 million, due to the elimination of the price-level restatement in Enel Chile, Enel Generación Chile and Empresa Eléctrica Pehuenche, explained above.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

Performance of key financial ratios

RATIO		UNIT	Sep-25	Dec-24	Sep-24	% Change

Liquidity	Liquidity(1)	Times	1.09	1.00	-	9.0%
	Acid-test (2)	Times	1.04	0.95	-	10.3%
	Working capital	US$ million	165	(9)	-	n.a.
Leverage	Leverage(3)	Times	1.30	1.39	-	(6.6%)
	Short-term debt(4)%		27.1%	30.3%	-	(10.6%)
	Long-term debt(5)%		72.9%	69.7%	-	4.6%
	Financial expenses coverage (6)	Times	5.10	-	5.60	(9.0%)
Profitability	Op. income / Op. Revenues	%	19.1%	-	19.7%	(2.9%)
	ROE(7)%		1.1%	-	13.6%	(91.6%)
	ROA(8)%		0.7%	-	5.6%	(86.8%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginningand at the end of the period

>	Current liquidity as of September 30, 2025, reached 1.09 times, presenting a positive variation of 9% with respect to December 31, 2024. This variation is largely explained by the decrease in trade accounts payable and tax liabilities.

>	As of September 30, 2025, working capital had a positive value of US$ 165 million, which represents a positive variation of US$ 174 million when compared to the negative working capital obtained as of December 31, 2024. This variation is also mainly explained by a decrease in accounts payable and tax liabilities.

>	The indebtedness ratio was 1.3 times, which represents the degree of commitment of Enel Chile's equity for the period 2025, versus 1.39 times as of December 31, 2024. This decrease is largely due to the decrease in trade accounts payable and the increase in the Company's equity, mainly explained by the result of the 2025 period.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

>	The financial cost coverage for the period ended September 30, 2025, was 5.10 times, which indicates the ability to cover financial expenses with EBITDA. This ratio showed a decrease of 9.0%, mainly explained by an increase in financial expenses and lower income from indexation of 2024.

>	The profitability index was 19.1% as of September 30, 2025, compared to the percentage of 19.7% obtained in the same period of 2024. The decrease, corresponding to 0.6 percentage points, is largely due to lower operating revenues in the Generation Segment.

>	The return on equity was 1.1% as of September 30, 2025, which represents a decrease of 12.5 percentage points compared to the 13.6% obtained as of September 30, 2024. Isolating the extraordinary effects recognized in the comparative rolling periods, where the loss of US$ 657 million, before taxes and minority interests, recorded at the end of 2024 and explained by the discontinuation of accounting hedges associated with revenues directly linked to the evolution of the US dollar of Enel Generación Chile, the return on equity ratio would have decreased 3.0 percentage points (10.6% as of September 30, 2025).

>	The return on assets was 0.7% as of September 30, 2025, a decrease of 4.9 percentage points compared to the 5.6% recorded in 2024. Isolating the extraordinary effects recognized in the comparative rolling periods, the return on assets would have decreased 1.1 percentage points (4.5% as of September 30, 2025).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

2.	BALANCE SHEET ANALYSIS

The Company's Total Assets decreased US$ 199 million as of September 30, 2025, compared to total assets as of December 31, 2024.

ASSETS (Figures in US$ million)	Sep-25	Dec-24	Change	% Change

Current Assets	2,091	2,242	(152)	(6.8%)
Non Current Assets	10,475	10,523	(48)	(0.5%)

Total Assets	12,566	12,765	(199)	(1.6%)

Current Assets showed a decrease of US$ 152 million as of September 30, 2025, and the variations in the main items are summarized as follows:

•	Decrease in Other current non-financial assets for US$ 75 million, mainly explained by: (i) a lower VAT tax credit for US$ 49 million and (ii) a lower balance of prepaid expenses for US$ 30 million.

•	Decrease in Trade accounts receivable and other current accounts receivable of US$ 66 million, mainly due to lower trade accounts receivable of US$ 119 million. This variation is mainly explained by the following factors: (i) a decrease of US$ 235 million resulting from sales of accounts receivable, (ii) an increase of US$ 104 million from the application of the tariff stabilization mechanism to regulated customers (Law No. 21,185), of which US$ 169 million correspond to transfers from non-current accounts receivable, (iii) an increase of US$ 16 million due to the translation to US dollars of accounts receivable in Chilean pesos from Enel Distribución Chile, (iv) higher insurance accounts receivable of US$ 47 million; (v) higher accounts receivable for advances to suppliers and creditors of US$ 9 million.

•	Decrease in Other current financial assets of US$ 16 million, mainly due to lower hedging derivative instruments.

•	Decrease in Cash and cash equivalents of US$ 11 million, mostly accounted for by: (i) higher payments to suppliers for US$ 4,081 million; (ii) dividend payments for US$ 348 million; (iii) income tax payments for US$ 229 million; (iv) purchases of property, plant and equipment for US$ 210 million; (v) other payments for operating activities for US$ 124 million, mainly for VAT and other taxes; (vi) payment to employees for US$ 103 million; (vii) interest payments for US$ 105 million; (viii) payment of bank loans and bonds for US$ 163 million; (ix) payments of lease liabilities for US$ 21 million; (x) other cash outflows of US$ 10 million plus a positive effect of the exchange rate variation on cash and cash equivalents of US$ 7 million; and (xi) purchases of intangible assets of US$ 5 million, (xii) loan payments to related companies of US$ 80 million, all of the above, partially offset by: (i) customer collections of US$ 5,243 million, which includes sales of accounts receivable from Enel Generación Chile and Enel Green Power Chile for a cash inflow of US$ 627 million, other than those arising from the application of Laws No. 21,185, No. 21,472 and No. 21,667; (ii) bank loans for US$ 190 million, (iii) interest received for US$ 10 million, and (iv) collections from leasing and subsequent sale of these assets for US$ 12 million, and (v) other collections from operating activities for US$ 4 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

The above partially offset by:

•	Increase in Accounts receivable from related entities, current, for US$ 14 million, mainly explained by a higher account receivable from (i) GNL Chile S.A. for US$ 5 million corresponding to advances for gas purchases; (ii) a higher account receivable from Enel Global Trading S.p.A for US$ 2 million; (iii) higher services from Enel Américas for US$ 2 million; and (iv) higher engineering services from Enel Green Power Spa for US$ 2 million.

Non-Current Assets decreased US$ 48 million with respect to the balance as of December 31, 2024. The changes in the main items are described as follows:

•	Decrease in Trade and other non-current receivables of US$ 69 million, mainly explained by: (i) US$ 169 million decrease due to the transfer to current receivables. The above, partially offset by: (i) an increase of US$ 105 million due to the application of the Laws that establish the tariff stabilization mechanisms for regulated customers.

•	Increase in Right-of-use assets for US$ 59 million, mainly explained by: (i) new contracts for right-of-use assets for US$ 56 million; (ii) an increase for translation differences for US$ 17 million. The above, offset by depreciation for the year of US$ 20 million.

•	Decrease in Other non-current non-financial assets for US$ 51 million, corresponding to a lower VAT tax credit for US$ 33 million and lower water rights credits for US$ 18 million.

The above, partially offset by:

•	Increase in Investments accounted for using the equity method for US$ 9 million, corresponding to the profit of our affiliate GNL Chile S.A.

•	Increase in Other non-current financial assets for US$ 6 million, corresponding to hedging derivative instruments.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

The Company's Total Liabilities, including Shareholders' Equity, amounted to US$ 12,566 million as of September 30, 2025, presenting a decrease of 1.6% compared to total liabilities and shareholders' equity as of December 31, 2024.

LIABILITIES AND EQUITY (Figures in US$ million)	Sep-25	Dec-24	Change	% Change

Current Liabilities	1,926	2,251	(326)	(14.5%)
Non Current Liabilities	5,170	5,168	1	0.0%
Total Equity	5,471	5,345	125	2.4%
Attributable to the Shareholders of parent company	5,099	4,976	123	2.5%
Attributable to Non-controlling interest	371	369	3	0.7%

Total Liabilities and Equity	12,566	12,765	(199)	(1.6%)

Current Liabilities showed a decrease of US$ 326 million as of September 30, 2025. Below is an explanation of the variations in the main items that comprise them:

•	Decrease in Trade and other current accounts payable for US$ 252 million, mainly explained by lower accounts payable for: (i) purchase of energy and fuels for US$ 26 million; and (ii) lower purchases of goods and services for US$ 195 million; (ii) lower payment of dividends for US$ 31 million.

•	Decrease in Current tax liabilities for US$ 98 million, mainly explained by income tax.

•	Decrease in Other current provisions by US$ 20 million, which is explained by the payment of provisions related to voluntary collective proceeding agreements with SERNAC for US$ 18 million.

The above is partially offset by:

•	Increase in Other current financial liabilities for US$ 46 million, mainly explained by: (i) higher financial expenses of loans and bonds for US$ 102 million; (ii) transfers of loans and bonds from the non-current portion for US$ 35 million; and (iii) increase in cash flow hedging derivative instruments for US$ 28 million. This was partially offset by (i) interest payments on bank loans and bonds totaling US$ 78 million; and (ii) amortization of Enel Generación Chile's H and M bonds totaling US$ 23 million.

Non-Current Liabilities remained at the same level when compared to December 31, 2024, mainly explained by the following:

•	Decrease in Non-current accounts payable to related entities for US$ 78 million, mainly explained by repayment of principal to Enel Finance International (EFI).

•	Decrease in Other non-current non-financial liabilities for US$ 16 million, explained by lower deferred income from energy sales.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

This was partially offset by:

•	Increase in Other non-current financial liabilities of US$ 33 million, mainly due to: (i) a bank loan made by Corporación Andina de Fomento (CAF) for US$ 50 million; (ii) increase in debt as a result of the adjustment to the UF-denominated debt of US$ 11 million; and (iii) increase in cash flow hedging derivative instruments of US$ 8 million. The above was offset by a transfer to other current financial liabilities of US$ 35 million.

•	Increase in non-current lease liabilities of US$ 57 million, mainly resulting from new land leases for the development of renewable energy generation projects related to EGP Chile Group.

Total Equity amounted to US$ 5,471 million as of September 30, 2025, an increase of US$ 125 million with respect to December 31, 2024, mainly explained by the following:

•	Equity Attributable to Shareholders of Enel Chile was US$ 5,099 million and breaks down as follows: Issued capital of US$ 3,896 million, Retained earnings of US$ 2,987 million and Other negative reserves of US$ 1,784 million.

>	Retained earnings showed a negative variation of US$ 106 million, which is explained by the net income for the period of US$ 352 million less the distribution of dividends of US$ 246 million.

>	Other reserves show a positive variation of US$ 18 million, which is mainly explained by: (i) higher translation reserves of US$ 27 million; offset by (ii) lower cash flow hedging reserves of US$ 11 million.

>	Equity Attributable to Non-Controlling Interests was US$ 371 million, an increase of US$ 3 million when compared to December 31, 2024, mainly explained by: (i) net income for the period of US$ 33 million less dividend distribution of US$ 30 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

3.	MAIN CASH FLOWS

Enel Chile Group generated a negative net cash flow of US$ 18 million for the period ended September 30, 2025, which represents an improvement of US$ 79 million in net cash flow with respect to the same period of 2024. The main variables that explain this higher positive net cash flow for the period are described below:

NET CASH FLOW (Figures in US$ million)	Sep-25	Sep-24	Change	% Change

From Operating Activities	713	722	(9)	(1.2%)
From Investing Activities	(201)	(593)	392	(66.1%)
From Financing Activities	(531)	(226)	(305)	134.9%

Total Net Cash Flow	(18)	(98)	79	(81.2%)

Operating activities generated a positive net cash flow of US$ 713 million for the period ended September 30, 2025. These cash flows are mainly composed of: (i) cash inflows from sales of goods and services of US$ 5,243 million; (ii) proceeds from leasing and subsequent sale of those assets of US$ 12 million; and (iii) other cash inflows from operating activities of US$ 3 million. These cash inflows were partially offset by: (i) payment to suppliers of US$ 4,081 million; (ii) payment of income tax for US$ 229 million; (iii) payment to employees for US$ 103 million; and (iv) other payments for operating activities for US$ 124 million, mainly for VAT and other taxes; (v) other payments for operating activities for US$ 8 million.

The negative variation in the operating cash flow of US$ 8 million compared to September 2024 is mainly explained by: (i) higher collections from sales of goods and services of US$ 827 million; (ii) higher payments to employees of US$ 2 million; and (iii) other payments for operating activities of US$ 3 million.

This was partially offset by: (i) higher payments to suppliers for US$ 751 million; (ii) higher income tax payments for US$ 61 million; (iii) lower collections derived from leasing and subsequent sale of those assets for US$ 11 million; and (iv) lower other payments for operating activities for US$ 20 million.

Investing activities generated a negative net cash flow of US$ 201 million for the period ended September 30, 2025. These cash flows are mainly composed of: (i) disbursements made for purchases of property, plant and equipment for US$ 210 million; and (ii) disbursements for purchases of intangible assets for US$ 5 million. This was partially offset by: (i) interest received for US$ 9 million; (ii) proceeds from the sale of property, plant and equipment for US$ 3 million; and (ii) dividends received for US$ 1 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

The positive variation in the investment cash flow of US$ 392 million compared to September 2024 is mainly explained by: (i) lower disbursements for the purchase of property, plant and equipment for US$ 379 million; (ii) lower purchases of intangible assets for US$ 22 million; and (iii) lower payments from futures, forward, options and swap contracts for US$ 4 million. This was partially offset by: (i) lower collections from forward, futures, options and swap contracts of US$ 7 million; and (ii) lower interest received of US$ 8 million.

Financing activities generated a negative net cash flow of US$ 531 million for the period ended September 30, 2025. These cash flows are mainly composed of cash outflows due to: (i) dividend payments of US$ 348 million; (ii) interest payments of US$ 105 million; (iii) loan payments to related entities of US$ 81 million; (iv) partial payment of loans with Corporación Andina de Fomento (CAF) for US$ 140 million and local bonds for US$ 23 million; and (v) lease liability payments for US$ 21 million. The above was partially offset by proceeds from a loan granted by Corporación Andina de Fomento (CAF) for US$ 190 million.

The negative variation of US$ 305 million in the financing cash flow compared to September 2024 is mainly explained by: (i) lower loans granted to related entities for US$ 1,165 million; (ii) lower cash inflows from loans for US$ 288 million; payments of lease liabilities for US$ 7 million. This was partially offset by: (i) lower loan and bond payments of US$ 469 million; (ii) lower loan payments to related entities of US$ 603 million; (iii) lower interest payments of US$ 51 million; (iv) lower other cash inflows (outflows) for US$ 18 million; and (v) lower dividend payments for US$ 15 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and respective Depreciation for the periods ended September 30, 2025, and 2024:

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in US$ million)
ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Sep-25	Sep-24	Sep-25	Sep-24

Generation business	131	524	59	192
Distribution & Networks business	74	53	164	41
Other business activities	5	12	52	5

Total Consolidated ENEL CHILE Group	210	589	275	237

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within the Company, which is reviewed and approved each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 37 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

ENEL CHILE INTEREST RATE (%)	September 30, 2025	December 31, 2024

Fixed Interest Rate	87%	89%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Flows corresponding to investment income, costs and disbursements that are denominated in currencies other than the functional currency (U.S. dollar).
>	Accounting mismatch between assets and liabilities in the Statement of Financial Position denominated in currencies other than the functional currency.
>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.
>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.
>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to minimize the exchange rate risk, the Enel Chile Group seeks to maintain a balance between flows other than the functional currency in assets and liabilities. The objective is to minimize the exposure of flows to the risk of exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During 2024, the Boards of Directors of Enel Chile, Enel Generación Chile and Empresa Eléctrica Pehuenche agreed to change the functional currency of these companies from Chilean pesos to US dollars as of January 1, 2025, since the US currency became the currency that significantly influence the economic environment in which each of them operates (please refer to Note 3).

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of September 30, 2025, we held active Brent hedges to be settled totaling 349 kbbl related to purchases and 159 kbbl related to sales. As for gas, we held active Henry Hub hedges for 30 Tbtu related to purchases. Regarding coal hedges, as of September 30, 2025, settlement obligations totaling 61 kTon were recorded corresponding to sales contracts. Additionally, active TFU hedges of 0.4 Tbtu related to the sale of ships during 2025 were maintained. As of December 31, 2024, we held active hedges in Brent totaling 45 kbbl related to purchases. As for gas, there were no active hedges to be settled at the end of 2024, neither in Henry Hub Swap nor in Henry Hub Future. Regarding coal hedges, as of December 31, 2024, there were settlement obligations for a total of 10.7 kTon corresponding to sales contracts.

According to the operating conditions that are updated permanently, these hedges may be amended or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the third quarter of 2025, due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For further details regarding the characteristics and conditions of the debts and financial derivatives, please refer to Notes 20, 21, and 23.

As of September 30, 2025, the liquidity of Enel Chile Group was US$ 373 million in cash and cash equivalents and US$ 640 million in in long-term committed credit lines. As of December 31, 2024, the liquidity of Enel Chile Group was US$ 385 million in cash and cash equivalents and US$ 690 million in in long-term committed credit lines. As of January 1, 2024, the liquidity of Enel Chile Group was US$ 642 million in cash and cash equivalents and US$ 540 million in long-term committed credit lines.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as stated earlier, are quite limited.

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. Additionally, there are portfolio monitoring and control measures for all the Company's segments: Corporate, Public Administration and Residential, with exclusive commercial executives available to attend to Corporate and Public Administration customers, in order to mitigate any activity that may put the customer's non-payment at risk.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

Exchange Rate Risk

In order to monitor this risk and limit the volatility of the income statement, the Enel Chile Group prepares a prospective measurement, based on a monthly Monte Carlo simulation, on the exchange fluctuations of the mismatch of accounts, in a 3-month period with 95% confidence.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

Based on the Company's estimated exposure, considering the hedges in place, the estimated impact of exchange rate fluctuations to the next quarter would reach US$ 403 million.

Considering that since January 1, 2025, Enel Chile and its subsidiaries Enel Generación Chile and Empresa Eléctrica Pehuenche changed its functional currency to the U.S. dollar, the measurement of the exchange rate risk described above has been determined considering this circumstance.

Interest Rate Risk

The exposure related to the variation of interest rates is measured as the sensitivity of the financial expense. The sensitivity analysis performed on the monthly financial expense shows that a variation of 25 basis points in the reference interest rate, SOFR, would have the following effects:

•	An increase of 25 basis points would increase the monthly financial expense by ThUS$ 42.

•	A decrease of 25 basis points would reduce the monthly financial expense by ThUS$ 42.

Given the Company's effective control over its exposure to variable rates, this risk is limited. To further reduce this exposure, market scenarios are continuously monitored, and a balance between fixed and variable rate financing is pursued.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Chile could become enforceable.

In connection with the credit facilities under New York State law, subscribed in March 2024 maturing in March 2027, and the credit facility under Chilean law, entered into in December 2024 maturing in December 2027, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in default also exceeds the equivalent of US$ 150 million. In addition, this credit lines contain provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$ 300 million, among others, could lead to the acceleration of these debts.

In connection with the bank loan under Chilean law, signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$ 300 million, among others, could result in the declaration of acceleration of the loan.

3 This value does not consider the effects of exchange rate differences between derivatives and underlying hedges.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

In connection with the bank loan under Italian law, signed in August 2022 and July 2023, maturing in December 2037 and December 2038 respectively, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

In connection with the bank loan under English law, signed in May 2024 and maturing in December 2037, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose aggregate outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA, or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration of this loan.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee Bonds. The acceleration of the debt due to cross default does not occur automatically but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2025

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of September 30, 2025.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2, 3 and 4 of the Financial Statements of Enel Chile as of September 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Gianluca Palumbo
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Title: Chief Executive Officer

Date: October 28, 2025